Exhibit 21.1

Phase Forward Incorporated
Subsidiaries of the Registrant

Name	Jurisdiction

Clinsoft AB	Sweden
Clinsoft Deutschland GmbH	Germany
Domain Manufacturing Corporation	Delaware
Domain Manufacturing SARL	France
Domain Software Solutions Limited	United Kingdom
Domain Solutions International Holdings, Inc.	Delaware
Lincoln Technologies, Inc.	Massachusetts
Lincoln Technologies SPRL	Belgium
Phase Forward Europe Limited	United Kingdom
Phase Forward Japan KK	Japan
Phase Forward Pty Limited	Australia
Phase Forward SAS	France
Phase Forward Securities Corporation	Massachusetts